InBev

RECEIVED
2005 JAN 24 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By couri

05005306

Leuven, 10 January 2005

SUPPL

Dear Madam,

InBev

Subject: ~~Interbrew S.A.~~ (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

PROCESSED
JAN 25 2005
THOMSON FINANCIAL

dlw 1/25

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release




Press release

Brussels, January 10, 2005

InBev and SUN Trade agree amended terms for purchase of SUN Trade holding in SUN Interbrew

InBev (Euronext: INB) and SUN Trade (International) Ltd ("SUN Trade") announce today amendments to the agreement between them announced on 12 August 2004 with regard to InBev's purchase of SUN Trade's holding of voting and non-voting shares in SUN Interbrew Ltd (Luxembourg: SUNAG) ("SUN Interbrew").

The consideration to be received by SUN Trade has been altered by mutual agreement from 20,000,111 InBev shares (valued at €530 million based on InBev's share price of €26.51 as of the close of market on 11 August 2004) to 12,500,001 InBev shares and a cash payment, based on the InBev average share price in the 25 trading days ending two business days prior to closing of the transaction, in respect of the 7,500,110 shares foregone. Following completion of the transaction, SUN Trade and its affiliates will hold approximately 2% of InBev's enlarged issued share capital.

SUN Interbrew has today issued a press release announcing that it has called an EGM convening all holders of Class A (non-voting shares) in connection with InBev's acquisition of SUN Trade's and Alfa-Eco's shares in SUN Interbrew.

Completion of the transactions with SUN Trade and Alfa-Eco is subject to the customary conditions and approvals. They are expected to close at the same point during the first quarter of 2005.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately 9.3 billion euro (2003 pro forma). For further information visit www.inbev.com.

About SUN Trade
SUN Trade is an international investment group, active in building and investing in businesses in a variety of sectors around the world, including in India and the Russian Federation. SUN Trade is the founding shareholder of SUN Interbrew Ltd (formerly SUN Brewing Ltd), which it established in 1992 and built into the second largest brewing group in Russia.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax: +32-16-50-65-41
E-mail: patrick.verelst@inbev.com

Dutch translation of this press release will be posted on www.InBev.be tomorrow.



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 14 January 2005

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

Press release



Financial Calendar 2005

InBev is pleased to announce its financial calendar for the year 2005 as follows:

(all times indicated are Central European Time)

14 January	**FY04 Volumes** & pre-closed period statement 07.00 a.m. Press release
2 March	**Publication of FY04 results** 07.00 a.m. Press release 09.00 a.m. Live webcast presentation to Analysts(1) 11.00 a.m. Press conference(2)
30 March	**Annual Report 2004 and Statistical Review** 1996-2004 available on www.inbev.com
26 April	**General Shareholders Meeting** & **1st quarter 2005 volumes**, followed by a press briefing
27 April	**Dividend payable**
14 July	**HY05 volumes & pre-closed statement** 07.00 a.m. Press release
8 September	**Publication half year results 2005** 07.00 a.m. Press release 09.00 a.m. Live webcast presentation to Analysts(1) 11.00 a.m. Press Conference(2)
3 November	**9 months trading update** 7.00 a.m. Press release 8.00 a.m. Conference call for analysts
13 January 2006	**FY05 Volumes** & pre-closed statement
1 March 2006	**Publication of FY05 results**

(1) The presentation for sell-side analysts will be held at InBev, Brouwerijplein, 1 - 3000 Leuven, Belgium
(2) The press conference will take place at InBev, Brouwerijplein, 1 - 3000 Leuven, Belgium



About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately 9.3 billion euro (2003 pro forma). For further information visit www.InBev.com.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-27-67-11
Fax:+32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax:+32-16-50-65-41
E-mail: patrick.verelst@inbev.com

Press release



InBev confirms profit outlook for 2004 on the back of strong organic volume growth

Brussels, January 14, 2005

2004 volume

InBev realized a total volume of 156.8 million hectoliters in 2004, 60% higher than the volume of 97.9 million hectoliters in 2003. Organic volume growth amounted to 3.2 million hectoliters, or +3.3%, which was approximately double the global industry growth rate. AmBev's organic volume growth since the combination with Interbrew was +14.6% versus 2003, and the total InBev organic volume growth for 2004, including AmBev volume since the combination, was +6.4%.

The two global premium brands, Beck's® and Stella Artois®, grew +5%, enhancing our profitability mix and leading our brand growth in markets around the world.

Organic volume growth in **North America** was +3.0%, led by stronger Beck's®, Bass®, and Stella Artois® performances in the U.S. import segment. Overall, our operations in Canada realized a stable volume performance.

In **Western Europe**, our share increased in most markets, but volume declined organically by -2.3%. In the United Kingdom, due to our strategy that focused on value rather than volume, Stella Artois® increased its value share, but lost some of its volume momentum. In Germany, the strong performance of the Beck's® family of brands was not sufficient to offset the volume decline of the other major brands in the portfolio.

Central and Eastern Europe continued to be a strong growth driver for the group, with organic volume growth of +12.1%, driven by growth coming from innovation and core brands. In Central Europe, InBev outperformed the market, with excellent performances in Bulgaria and Romania. Both Russia and Ukraine delivered outstanding volume and market-share growth in Eastern Europe.

Organic volume in the **Asia-Pacific Zone** rose +1.1%, mainly due to the excellent organic volume growth in China, which more than compensated for South Korea's volume softness. In China, the growth of the beer businesses acquired from Lion group was well ahead of expectations. In South Korea, volumes were slightly down. However, following the successful launch of PET, InBev reached a share of over 50% in this more profitable segment.



Fourth-quarter organic volume development was flat, globally, based on the less favorable economic and industry environment in most markets where we operate.

2004 outlook

InBev expects organic financial performance for 2004 to be broadly in line with what was *achieved for the first nine months of the year.*

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately 9.3 billion euro (2003 pro forma). For further information visit www.InBev.com.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-27-67-11
Fax:+32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax:+32-16-50-65-41
E-mail: patrick.verelst@inbev.com